                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


Yonkers Financial Corporation
----------------------------------------------------------------
                  (Name of Issuer)
Common Stock, $.01 par value
----------------------------------------------------------------
                 (Title of Class of Securities)
986073104
---------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            June 2, 1998
----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

                           Page 1 of 18 Pages

                                                     Page 2 of 18 Pages
Cusip No. 986073104

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 163,800
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 163,800
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   163,800
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.42%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     PN

                                             Page 3 of 18 Pages
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 700
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 700
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   700

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         OO

                                                 Page 4 of 18 Pages
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Gould Family Charitable Foundation of New York -
         11-3262391
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,000*
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,000*
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,000*
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         OO

     * Fredric H. Gould, Helaine Gould (Mr. Gould's spouse), Matthew Gould, Jeffrey Gould and Wendy Shenfeld (Mr. Gould's children) are Trustees of the Gould Family Charitable Foundation of New York.

                                           Page 5 of 18 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig ###-##-####
     Israel Rosenzweig as trustee under Paragraph Fourth w/o Evelyn Rosenzweig 11-6446510 and Israel Rosenzweig, as Trustee under Paragraph Second w/o Evelyn Rosenzweig - 11-6446511
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,500*
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,500*
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,500*

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

     Page 6 of 18 Pages

14.  TYPE OF
REPORTING PERSON*
         IN

     *Israel Rosenzweig is sole trustee of the trusts created under his deceased spouse's last will and testament for the benefit of Mr. Rosenzweig's children. Mr. Rosenzweig has sole voting and dispositive power.

                                                Page 7 of 18 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Stuart S. Gould       -        ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,000

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                            Page 8 of 18 Pages

Item. 1   Security and Issuer.

This statement relates to Common Stock, $.01 par value (the "Common Stock") of Yonkers Financial Corporation, a Delaware Corporation (the "Company"). The address of the principal executive offices of the Company is 6 Executive Plaza, Yonkers, New York, 10701.

Item 2.   Identity and Background

(a) This statement is filed by Gould Investors L.P. a limited partnership organized under Delaware law (the "Partnership"), The Gould Family Charitable Foundation of New York, a charitable trust organized under New York law ("Foundation"), Fredric H. Gould Spousal IRA ("IRA"), Israel Rosenzweig, individually and as trustee of trust's created under his deceased spouse's last will and testament("Rosenzweig") and Stuart S. Gould ("Stuart"). The general partners of the Partnership are Fredric H. Gould ("Gould") and Georgetown Partners, Inc., a Delaware corporation, the managing general partner of the Partnership ("Georgetown"). The Trustees of the Foundation are Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould and Wendy Shenfeld ("Trustees"). Helaine Gould is Gould's spouse and Matthew Gould, Jeffrey Gould and Wendy Shenfeld are Gould's children. Stuart is Gould's father. Under the instrument creating the Foundation, approved by a majority of the Trustees is required to determine actions to be taken by the Foundation.

(b) The address of the principal business and principal office of the Partnership and Georgetown (and each of Georgetown's officers) is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The business address of Gould, the Foundation (and each Trustee), Rosenzweig and Stuart is 60 Cutter Mill Road, Suite 303, Great Neck, New York, 11021.

(c) The Partnership is engaged in the real estate business; it owns and operates and participates in the ownership and operation of income producing properties. The Partnership also invests in equity securities of other entities. The IRA, the Foundation, Rosenzweig and Stuart invest in equity and debt securities of various entities.

Item 2 information with respect to the individual general partner of the Partnership (Gould), the officers of Georgetown, the Trustees, Rosenzweig and Stuart is set forth on Attachment A, which is incorporated herein by reference.

                                                Page 9 of 18 Pages

(d)-(e) During the last five years neither the Partnership, Gould, Georgetown, the officers of Georgetown, the Foundation, the Trustees, Rosenzweig nor Stuart has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) Gould, Rosenzweig, Stuart, the Trustees and the officers of Georgetown are citizens of the United States of America. The Partnership and Georgetown are organized under Delaware law. The Foundation is organized under New York law.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Partnership has purchased a total of 163,800 shares of Common Stock of the Company at an aggregate cost of $2,937,190. The funds used to make these purchases came from the Partnership's working capital. The Partnership has an availability of approximately $21,000,000 under a margin account maintained by the Partnership with the Saloman SmithBarney. As of the date hereof there is $3,500,000 outstanding under this facility. The Foundation owns 2,000 shares of Common Stock of the Company, which were contributed to the Foundation by Gould. The IRA purchased 700 shares at a cost of $7,639. The funds used to make these purchases were contributed to the IRA by Gould. Mr. Rosenzweig purchased 4,500 shares (3,000 shares personally and 1,500 shares as Trustee) at a cost of $43,788. The funds used to make these purchases came from Mr. Rosenzweig's personal funds and the corpus of the two trusts. Stuart purchased 2000 shares at a cost of $19,700. His personal funds were used to purchase these shares. The Partnership, Georgetown, the Foundation, the Trustees, Gould, the IRA, Rosenzweig and Stuart may be deemed affiliates.

Item 4.   Purpose of the Transaction

The Partnership, the Foundation, the IRA, Rosenzweig and Stuart have acquired the shares of Common Stock of the Company as an investment. The Partnership, the Foundation, the IRA, Rosenzweig and Stuart, subject to availability at prices deemed favorable, and subject to their continuing evaluation of the Company, may purchase additional shares of the Company's Common Stock in the open market or in privately negotiated transactions. The Partnership, the Foundation, the IRA, Rosenzweig and Stuart may also in the future determine to sell all or a portion of the shares of Common Stock

                                              Page 10 of 18 Pages

owned by them. Except as described in this Statement, the Partnership (including its general partners and officers of Georgetown), the Foundation (including its Trustees), the IRA, Rosenzweig and Stuart do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Common Stock of the Company or the disposition of any shares of Common Stock of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)4 of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) The Partnership owns, as of this date, 163,800 shares of Common Stock of the Company, constituting approximately 5.42% of the 3,015,763 shares of Common Stock outstanding. The Foundation owns, as of this date, 2,000 shares of Common Stock, the IRA owns, as of this date, 700 shares of Common Stock, Rosenzweig, individually and as Trustee owns, as of this date, 4,500 shares of Common Stock, and Stuart owns, as of this date, 2,000 shares of Common Stock. In the aggregate, the Partnership, the Foundation, the IRA, Rosenzweig and Stuart, who may be deemed affiliates, own 5.74% of the outstanding shares of Common Stock of the Company.

(b) The Partnership has sole voting and dispositive power with respect to the shares of Common Stock it beneficially owns. The Trustees (acting by a majority of Trustees), have voting and dispositive power with respect to the shares owned by the Foundation. Gould with respect to the IRA, Rosenzweig, individually and as Trustee, and Stuart, each have sole voting and dispositive power with respect to the shares owned by each of them.

                                              Page 11 of 18 Pages

(c) The following table sets forth transactions in Common Stock of the Company effected by the Partnership sixty (60) days prior to the event requiring the filing of this Statement. The shares purchased were open market purchases in the over-the-counter market.

Date of Purchase         Number of Shares         Price per Share

     4/1/98                   1,000                    19.375
     4/3/98                   3,000                    19.375
     4/9/98                   2,000                    19.750
     4/14/98                  1,000                    19.625
     4/17/98                  2,500                    19.875
     4/20/98                 17,000                    19.750
     4/24/98                  1,700                    19.375
     4/27/98                  3,000                    18.906
     4/27/98                  2,000                    19.188
     4/28/98                  1,000                    19.125
     4/29/98                  9,500                    19.125
     4/29/98                  1,000                    18.750
     5/14/98                  1,000                    19.000
     5/18/98                  1,000                    18.875
     5/26/98                  1,000                    18.875
     5/26/98                  1,000                    18.50
     5/27/98                  2,000                    18.50
     5/28/98                  2,000                    18.750
     5/29/98                  2,000                    18.375
     6/2/98                   1,500                    18.625
     6/3/98                  10,000                    18.750
     6/3/98                   1,000                    18.938
     6/3/98                   2,000                    18.625
     6/14/98                  2,000                    18.750
     6/14/98                  3,000                    18.938
     6/15/98                  3,000                    18.938

Except as set forth herein, the Partnership, its General Partners (including officers of Georgetown), the IRA, the Foundation, the Trustees, Rosenzweig and Stuart (i) do not own or have any right to acquire, directly or indirectly, any shares of Common Stock of the Company; and (ii) have not in the past sixty days effected any transactions in shares of Common Stock of the Company.

          (d)  Not applicable
          (e)  Not applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                                           Page 12 of 18 Pages

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. It should be noted that the Partnership, Georgetown, officers of Georgetown, the Foundation (and its Trustees), Gould and the IRA, Rosenzweig and Stuart may be deemed affiliates.

Item 7.   Exhibit  - Agreement to file jointly.

                                            Page 13 of 18 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 11, 1998


THE GOULD FAMILY             GOULD INVESTORS L.P.
CHARITABLE FOUNDATION        BY GEORGETOWN PARTNERS, INC.
OF NEW YORK                  MANAGING GENERAL PARTNER


By s/Fredric H. Gould          By s/Simeon Brinberg
   ---------------------          ------------------
   Fredric H. Gould               Simeon Brinberg
                                  Senior Vice President

By s/Matthew Gould                s/Fredric H. Gould
------------------------            ----------------------
   Matthew Gould                    Fredric H. Gould Spousal
                                    IRA

By s/Jeffrey Gould
------------------
   Jeffrey Gould



s/Israel Rosenzweig
-------------------------
Israel Rosenzweig,
Individually and as Trustee


s/Stuart S. Gould
-----------------
Stuart S. Gould

                                             Page 14 of 18 Pages

                           ATTACHMENT A


Item 2.  Identity and Background


                    General Partners of Gould Investors L.P.

Name                     Position            Principal Occupation
----                     --------                and Address
                                                 -----------

Fredric H. Gould         General Partner     General Partner of Gould Investors
                                             L.P. ("Partnership")and Chairman,
                                             sole stockholder and sole
                                             director  of  Georgetown  Partners,
                                             Inc.  ("Georgetown");  Chairman  of
                                             the  Board   and  Chief   Executive
                                             Officer   of   BRT   Realty   Trust
                                             ("BRT");Chairman  of the  Board  of
                                             One Liberty Properties,  Inc. ("One
                                             Liberty");      President,     sole
                                             stockholder  and sole  director  of
                                             REIT Management  Corp.,  advisor to
                                             BRT ("REIT"); Real Estate Investor;
                                             all located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Georgetown Partners, Inc.  General           60 Cutter Mill Road
                           Partner           Great Neck, NY  11021

                                            Page 15 of 18 Pages

Officers of Georgetown Partners, Inc. -
Managing General Partner of Gould Investors L.P.

Name                     Position            Principal Occupation
----                     --------                 and Address
                                                  -----------
Fredric H. Gould           Chairman          See Above
                         of the Board

Matthew J. Gould           President         President of Georgetown;
                                             President and
                                             Chief Executive
                                             Officer of One
                                             Liberty; Vice
                                             President of REIT;
                                             Vice President of
                                             BRT; all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY
                                             11021.

Jeffrey Gould            Vice President      President and Chief
                                             Operating Officer of BRT; Vice
                                             President of One Liberty; Vice
                                             President of Georgetown; all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Israel Rosenzweig        Vice President      President of BRT Funding Corp., a
                                             wholly-owned subsidiary of BRT;
                                             Vice President of Georgetown; Vice
                                             President of One Liberty; all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Simeon Brinberg          Vice                Senior Vice President
                        President and        and Secretary of BRT;
                        Secretary            Vice President of

                                                        Page 16 of 18 Pages

                                             One  Liberty;Senior  Vice President
                                             and  Secretary of  Georgetown;  all
                                             located  at 60  Cutter  Mill  Road,
                                             Great Neck, NY 11021.

David W. Kalish         Vice President and   Senior Vice President
                        Chief Financial      - Finance of BRT; Vice
                         Officer             President and Chief Financial
                                             Officer of One Liberty, Georgetown
                                             and REIT; all located at 60 Cutter
                                             Mill Road, Great Neck, NY 11021.

Mark H. Lundy            Vice President      Vice President of
                                             BRT and Georgetown;
                                             Secretary of One
                                             Liberty; all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Seth D. Kobay             Vice President     Vice President and
                                             Treasurer of BRT and
                                             One Liberty; Vice
                                             President of
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

Myron Ginsburg           Vice President      Vice President of
                                             Georgetown.

Karen Dunleavy           Treasurer           Vice President,
                                             Financial, One
                                             Liberty; Treasurer,
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

                                                  Page 17 of 18 Pages

Information with respect to Fredric H. Gould, Israel Rosenzweig, Matthew Gould and Jeffrey Gould is set forth above. Stuart S. Gould, who is Fredric H. Gould's father, is retired. He is honorary chairman of Georgetown. Helaine Gould and Wendy Shenfeld, Trustees of the Foundation, are not actively engaged in business activities.

                                                   Page 18 of 18 Pages


                                     EXHIBIT


The undersigned agree to file a single statement on Schedule 13D pursuant to Rule 13d-1(k)(l) of the Securities Exchange Act of 1934.Dated:

Dated: June 11, 1998


THE GOULD FAMILY             GOULD INVESTORS L.P.
CHARITABLE FOUNDATION        BY GEORGETOWN PARTNERS, INC.
OF NEW YORK                  MANAGING GENERAL PARTNER


By s/Fredric H. Gould          By s/Simeon Brinberg
   ---------------------          ------------------
     Fredric H. Gould             Simeon Brinberg
                                  Senior Vice President

By s/Matthew Gould                s/Fredric H. Gould
   ----------------------         ------------------
   Matthew Gould                    Fredric H. Gould Spousal
                                    IRA

By s/Jeffrey Gould
   ----------------------
   Jeffrey Gould



s/Israel Rosenzweig
  -----------------------
  Israel Rosenzweig,
  Individually and as Trustee


s/Stuart S. Gould
  -----------------------
  Stuart S. Gould